Exhibit 99.1

SodaStream Offers to Acquire its French Distributor

AIRPORT CITY, ISRAEL (December 22 , 2017) – SodaStream International Ltd. (Nasdaq: SODA), the world's leading manufacturer of home beverage carbonation systems, announced today that it has made an offer to acquire 100% of the share capital of OPM France SAS, its exclusive distributor in France. OPM's annual revenue from the sale of SodaStream products is approximately €50 million. Should the offer be accepted SodaStream has committed to pay €17.5 million upon completion of the transaction, subject to customary post-closing price adjustments.

Acceptance of the offer and closing of the transaction may only occur following completion of the consultation with the employees’ representatives. Subject to acceptance of the offer, the transaction would be expected to close in the first quarter of 2018.

About SodaStream
SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Investor Contact:

Brendon Frey

ICR

+ 1-203-682-8200 / brendon.frey@icrinc.com

Media Contact:

Maayan Nave

Global Chief Communications

+972-3-9762-418 / maayann@sodastream.com